Thornburg Intermediate Municipal Fund

INDEX COMPARISON

Compares performance of Intermediate National Fund
I shares, the Merrill Lynch Municipal Bond (7-12 year)
Index and the Consumer Price Index, for periods ending
September 30, 2000. On September 30, 2000, the weighted
average securities ratings of the Index and the Fund were
AA and A+, respectively, and the weighted average portfo-
lio maturities of the Index and the Fund were 9.5 years
and 8.3 years, respectively. Class I shares became avail-
able on July 5, 1996. Past performance of the Index and
the Fund may not be indicative of future performance.



Class I Shares
Average Annual Total Returns (periods ending 9/30/00)

One year:	3.45%
Three years:	3.30%
Since inception: (7/5/96):	4.74%